UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 2)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               Register.com, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    75914G101
                                 (CUSIP Number)

                            Mr. James A. Mitarotonda
                  c/o Barington Companies Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                              New York, N.Y. 10019
                                 (212) 974-5700
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                February 6, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 75914G101

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Barington Companies Equity Partners, L.P.                13-4088890
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    405,179
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        none
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           405,179
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    none
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     405,179
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.71%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 75914G101

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Barington Companies Investors, LLC                       13-4126527
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    405,179
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        none
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           405,179
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    none
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     405,179
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.71%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 75914G101

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Barington Companies Offshore Fund, Ltd. (BVI)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    27,456
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        none
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           27,456
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    none
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     27,456
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.12%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 75914G101

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Barington Companies Advisors, LLC                        20-0327470
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    27,456
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        none
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           27,456
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    none
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     27,456
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.12%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IA, OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 75914G101

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Barington Capital Group, L.P.                            13-3635132
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    432,635
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        none
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           432,635
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    none
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     432,635
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.82%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 75914G101

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     LNA Capital Corp.                                        13-3635168
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    432,635
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        none
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           432,635
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    none
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     432,635
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.82%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 75914G101

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     James Mitarotonda
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    432,635
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        none
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           432,635
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    none
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     432,635
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.82%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 75914G101

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Parche, LLC                                              20-0870632
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    437,377
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        none
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           437,377
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    none
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     437,377
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.84%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 75914G101

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Starboard Value & Opportunity Fund, LLC                  37-1484524
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,013,280
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        none
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,013,280
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    none
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,013,280
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.27%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 75914G101

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Admiral Advisors, LLC                                    37-1484525
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,450,657
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        none
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,450,657
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    none
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,450,657
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 75914G101

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Ramius Capital Group, LLC                                13-3937658
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,450,657
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        none
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,450,657
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    none
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,450,657
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IA, OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 75914G101

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     C4S & Co., LLC                                           13-3946794
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,450,657
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        none
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,450,657
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    none
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,450,657
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 75914G101

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Peter A. Cohen
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    none
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,450,657
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           none
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,450,657
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,450,657
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 75914G101

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Morgan B. Stark
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    none
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,450,657
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           none
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,450,657
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,450,657
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 75914G101

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Jeffrey M. Solomon
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    none
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,450,657
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           none
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,450,657
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,450,657
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 75914G101

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Thomas W. Strauss
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    none
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,450,657
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           none
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,450,657
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,450,657
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

      This Amendment No. 2 amends and restates, except as set forth herein, the
Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 22, 2004, as amended by Amendment No. 1 filed on May 25, 2004 (together, the "Statement"), by and on behalf of Barington Companies Equity Partners, L.P. and others with respect to the common stock of Register.com, Inc.

Item 1. Security and Issuer.

      This Statement relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Register.com, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 575 Eighth Avenue, 8th Floor, New York, New York 10018.

Item 2. Identity and Background.

      (a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd. (BVI), Barington Companies Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James Mitarotonda, Parche, LLC, Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss (each, a "Reporting Entity" and, collectively, the "Reporting Entities").

      As of the date of this filing, the Reporting Entities are the beneficial owners of, in the aggregate, 1,883,292 shares of Common Stock, representing approximately 7.9% of the shares of Common Stock presently outstanding.

      Barington Companies Equity Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal offices of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Companies Offshore Fund, Ltd. (BVI) is a limited company organized under the laws of the British Virgin Islands formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal offices of Barington Companies Offshore Fund, Ltd. (BVI) is c/o Bison Financial Services LTD, Bison Court Road Town, Tortola, British Virgin Islands. The officers and directors of Barington Companies Offshore Fund, Ltd. (BVI) and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

      The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company formed to be the general partner of Barington Companies Equity Partners, L.P. The address of the principal offices of Barington Companies Investors, LLC is 888 Seventh Avenue,

17th Floor, New York, New York 10019. James Mitarotonda is the Managing Member of Barington Companies Investors, LLC. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Companies Investors, LLC is a majority-owned subsidiary of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Capital Group, L.P. is also the Managing Member of Barington Companies Advisors, LLC, the investment advisor of Barington Companies Offshore Fund, Ltd. (BVI), which has voting power with respect to the shares owned by Barington Companies Offshore Fund, Ltd. (BVI). Barington Companies Advisors, LLC is a Delaware limited liability company formed to be the investment advisor of Barington Companies Offshore Fund, Ltd. (BVI). The address of the principal offices of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation formed to be the general partner of Barington Capital Group, L.P. The address of the principal business and principal offices of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the sole stockholder and director of LNA Capital Corp. The officers of LNA and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2.

      Each of Starboard Value & Opportunity Fund, LLC and Parche, LLC is a Delaware limited liability company formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. The address of the principal offices of Starboard Value & Opportunity Fund, LLC and Parche, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

      The Managing Member of each of Starboard Value & Opportunity Fund, LLC and Parche, LLC is Admiral Advisors, LLC, a Delaware limited liability company formed to be the managing member of Starboard Value & Opportunity Fund, LLC and Parche, LLC. The address of the principal offices of Admiral Advisors, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

      The sole member of Admiral Advisors, LLC is Ramius Capital Group, LLC. Ramius Capital Group, LLC is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal offices of Ramius Capital Group, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. The Managing Member of Ramius Capital Group, LLC is C4S & Co., LLC, a Delaware limited liability company formed to be the managing member of Ramius Capital Group, LLC. The address of the principal offices of C4S & Co., LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss is a Managing Member of C4S & Co., LLC. The business address of each of Messrs. Cohen, Stark, Solomon and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017.

      The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

      (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each natural person identified in Item 2 is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

      Starboard Value & Opportunity Fund, LLC acquired an aggregate of 739,138 shares of Common Stock as of March 18, 2004 at a per share price of $5.62, equal to the last reported sales price on the NASDAQ National Market System on the date the transaction was completed, or an aggregate of $4,153,955. Parche, LLC acquired an aggregate of 385,159 shares of Common Stock as of March 18, 2004 at a per share price of $5.62, equal to the last reported sales price on the NASDAQ National Market System on the date the transaction was completed, or an aggregate of $2,164,593. In each case, such shares were acquired in private transactions with various sellers for which Ramius Capital Group, LLC or an affiliate serves as the investment manager, the managing member, or the managing member of the investment manager. Ramius Capital Group, LLC is the sole member of Admiral Advisors, LLC, which is the managing member of each of Starboard Value & Opportunity Fund, LLC and Parche, LLC.

      The total of 739,138 shares transferred to Starboard Value & Opportunity Fund, LLC were initially acquired by the transferors for an aggregate of $4,143,876 (excluding commissions and other execution related costs). Such transferors had, within the 60 days prior to March 22, 2004, the date of the filing of the initial Schedule 13D with the SEC, effected the following transactions in the Common Stock: 2/17/04 sold 1,542 shares at a price per share of $5.4202; 2/17/04 sold 552 shares at a price per share of $5.4203; 3/10/04 purchased 4,739 shares at a price per share of $5.4709; 3/10/04 purchased 3,335 shares at a price per share of $5.40; 3/10/04 purchased 6,798 shares at a price per share of $5.4709; 3/10/04 purchased 4,785 shares at a price per share of $5.40; 3/11/04 purchased 23,007 shares at a price per share of $5.5580; 3/11/04 purchased 51,169 shares at a price per share of $5.5851; 3/11/04 purchased 33,000 shares at a price per share of $5.5580; 3/11/04 purchased 73,412 shares at a price per share of $5.5851; 3/12/04 purchased 10,350 shares at a price per share of $5.5873; 3/12/04 purchased 14,850 shares at a price per share of $5.5873; 3/15/04 purchased 2,162 shares at a price per share of $5.4889; 3/15/04 purchased 3,102 shares at a price per share of $5.4890; 3/18/04 sold 469,243 shares at a price per share of $5.62; 3/18/04 sold 269,895 shares at a price per share of $5.62.

      The total of 385,159 shares transferred to Parche, LLC were initially acquired by the transferors for an aggregate of $1,983,757 (excluding commissions and other execution related costs). Such transferors had, within the 60 days prior to March 22, 2004, the date of the filing of the initial Schedule 13D with the SEC, effected the following transactions in the Common Stock: 2/17/04 sold 1,406 shares at a price per share of $5.4203; 3/10/04 purchased 2,197 shares at a price per share of $5.4709; 3/10/04 purchased 1,547 shares at a price per share of $5.40; 3/11/04 purchased 10,667 shares at a price per share of $5.5580; 3/11/04 purchased 23,729 shares at a price per share of $5.5851; 3/12/04 purchased 4,800 shares at a price per share of $5.5873; 3/15/04 purchased 1,002 shares at a price per share of $5.4890; 3/18/04 sold 385,159 shares at a price per share of $5.62.

      As of March 22, 2004, the date the initial Schedule 13D was filed with the SEC, Barington Companies Equity Partners, L.P. and Barington Companies Offshore Fund Ltd. (BVI) had acquired an aggregate of 405,179 shares of Common Stock and 27,456 shares of Common Stock, respectively, in open market transactions, including transactions described in the attached Schedule A, for an aggregate (including broker's fees and commissions) of approximately $2,120,306 and $153,122, respectively. The aggregate amount of the funds expended by Barington Companies Equity Partners, L.P. and Barington Companies Offshore Fund Ltd. (BVI) for such purchases was $2,273,428.

      On May 19, 2004, Starboard Value & Opportunity Fund, LLC and Parche, LLC purchased 274,142 shares and 52,218 shares of Common Stock, respectively, for purchase prices of $1,584,541 and $301,820, respectively.

      All purchases of Common Stock referenced above were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

Item 4. Purpose of Transaction.

      The information contained in Item 4 of the Statement is hereby supplemented as follows:

      On February 6, 2005, the Company entered into an agreement (the "2005 Agreement") with Barington that provides that unless all of the following occur, the Company must set the date for its 2005 Annual Meeting of Stockholders no earlier than July 20, 2005:

      (1) one new director is recommended by the Nominating Committee of the Company's board of directors for appointment to the board and such nominee is so appointed by February 15, 2005;

      (2) a second new director is recommended by the Nominating Committee of the Company's board of directors for appointment to the board and such nominee is so appointed by February 28, 2005; and

      (3) a candidate to succeed the Company's current Chief Executive Officer is recommended by a newly constituted search committee of the Company's board of directors and the board approves the appointment of such candidate by March

            30, 2005 (with the term of such candidate's employment to commence within 30 days of such approval or another date determined unanimously by the board).

      The 2005 Agreement also amended the earlier agreement, dated June 9, 2003, between the Company and a stockholder group led by Barington (the "2003 Agreement") by increasing the "standstill" limitation on the ownership of the Company's voting securities by such group from 8% to 15% of the Company's outstanding shares, effective immediately. A copy of the 2005 Agreement is attached as Exhibit 99.3 to this Statement and is incorporated by reference herein. The 2003 Agreement has been filed as Exhibit 10.42 to the Company's Form 8-K filed with the SEC on June 10, 2003 and is incorporated by reference herein.

      James A. Mitarotonda, one of the Reporting Entities and, among other things, the Chairman of the Board, President and Chief Executive Officer of Barington and the managing member of the general partner of Barington, is a member of the Company's board of directors and the board's newly constituted search committee.

      Except as set forth in this Item 4, none of the Reporting Entities has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a) As of the date hereof, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 405,179 shares of Common Stock, representing approximately 1.71% of the shares of Common Stock presently outstanding based upon the 23,746,070 shares of Common Stock reported by the Company to be issued and outstanding as of November 8, 2004 in its Form 10-Q filed with the SEC on November 9, 2004 (the "Issued and Outstanding Shares").

      As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 405,179 shares of Common Stock owned by Barington Companies Equity Partners, L.P. As the Managing Member of Barington Companies Investors, LLC, which in turn is the general partner of Barington Companies Equity Partners, L.P., Mr. Mitarotonda may be deemed to beneficially own the 405,179 shares of Common Stock owned by Barington Companies Equity Partners, L.P., constituting approximately 1.71% of the Issued and Outstanding Shares.

      As of the date hereof, Barington Companies Offshore Fund, Ltd. (BVI) beneficially owns 27,456 shares of Common Stock, constituting approximately 0.12% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Offshore Fund, Ltd. (BVI), Barington Companies Advisors, LLC may be deemed to beneficially own the 27,456 shares of Common Stock owned by Barington Companies Offshore Fund, Ltd. (BVI), constituting approximately 0.12% of the Issued and Outstanding Shares. As the Managing Member of Barington Companies Advisors, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 27,456 shares of Common Stock owned by Barington Companies Offshore Fund, Ltd. (BVI). As the majority member of Barington Companies Investors, LLC, Barington Capital Group, L.P. may also be deemed to beneficially own the 405,179 shares of Common Stock owned by Barington Companies Equity Partners, L.P., representing an aggregate of 432,635 shares, constituting approximately 1.82% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 405,179 shares owned by Barington Companies Equity Partners, L.P. and the 27,456 shares owned by Barington Companies Offshore Fund, Ltd. (BVI), representing an aggregate of 432,635 shares, constituting approximately 1.82% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., Mr. Mitarotonda may be deemed to beneficially own the 405,179 shares owned by Barington Companies Equity Partners, L.P. and the 27,456 shares owned by Barington Companies Offshore Fund, Ltd. (BVI), representing an aggregate of 432,635 shares, constituting approximately 1.82% of the Issued and Outstanding Shares. Mr. Mitarotonda has sole voting and dispositive power with respect to the 405,179 shares owned by Barington Companies Equity Partners, L.P. and the 27,456 shares owned by Barington Companies Offshore Fund, Ltd. (BVI) by virtue of his authority to vote and dispose of such shares.

      As of the date hereof, Parche, LLC and Starboard Value & Opportunity Fund, LLC beneficially own 437,377 and 1,013,280 shares of Common Stock, respectively, constituting approximately 1.84% and 4.27%, respectively, of the Issued and Outstanding Shares. As the Managing Member of each of Parche, LLC and Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC may be deemed to beneficially own the 437,377 shares and the 1,013,280 shares, respectively, of Common Stock owned by Parche, LLC and Starboard Value & Opportunity Fund, LLC, representing an aggregate of 1,450,657 shares, constituting approximately 6.1% of the Issued and Outstanding Shares. As the sole member of Admiral Advisors, LLC, Ramius Capital Group, LLC may be deemed to beneficially own the 437,377 shares and the 1,013,280 shares, respectively, of Common Stock owned by Parche, LLC and Starboard Value & Opportunity Fund, LLC, representing an aggregate of 1,450,657 shares, constituting approximately 6.1% of the Issued and Outstanding Shares. As the Managing Member of Ramius Capital Group, LLC, C4S & Co., LLC may be deemed to beneficially own the 437,377 shares and the 1,013,280 shares, respectively, of Common Stock owned by Parche, LLC and Starboard Value & Opportunity Fund, LLC, representing an aggregate of 1,450,657 shares, constituting approximately 6.1% of the Issued and Outstanding Shares. As the Managing Members of C4S & Co., LLC, each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss may be deemed to beneficially own the 437,377 shares and the 1,013,280 shares, respectively, of Common Stock owned by Parche, LLC and Starboard Value & Opportunity Fund, LLC, representing an aggregate of 1,450,657 shares, constituting approximately 6.1% of the Issued and Outstanding Shares. Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the 437,377 shares and the 1,013,280 shares, respectively, owned by Parche, LLC and Starboard Value & Opportunity Fund, LLC by virtue of their shared authority to vote and dispose of such shares. Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such shares.

      (b) Each of the Reporting Entities is deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by virtue of their respective positions as described in paragraph (a), with the exception of Messrs. Cohen, Stark, Solomon and Strauss, who have shared authority to vote and dispose of such shares. Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such shares. With the exception of Messrs. Cohen, Stark, Solomon and Strauss, each of the other Reporting Entities are deemed to have sole voting and dispositive power with respect to the shares each beneficially owns, regardless of the fact that multiple Reporting Entities within the same chain of ownership are deemed to have sole voting and dispositive power with respect to such shares. Each such

Reporting Entity reports sole voting and dispositive power with respect to such shares based on its relationship to the other Reporting Entities within the same chain of ownership.

      In certain instances, the Reporting Entities do not believe that the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

      (c) Except as set forth in Item 3 of this Statement and Schedule A hereto, no person identified in Item 2 hereof has effected any transaction in shares of Common Stock during the 60 days preceding the filing of the initial Secedule 13D with the SEC on March 22, 2004, or thereafter and prior to the date hereof.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

      Barington Capital Group, L.P. or one or more of its affiliates expect to receive from Starboard Value & Opportunity Fund, LLC and Parche, LLC a fee with respect to certain profits those entities may derive from their investment in the Common Stock of the Company. An agreement between the parties with respect to the foregoing has not yet been formalized.

      The Reporting Entities as well as certain third parties are subject to the 2003 Agreement with the Company dated June 9, 2003. A copy of the 2003 Agreement has been filed as Exhibit 10.42 to the Company's Form 8-K with the SEC on June 10, 2003 and is incorporated by reference herein.

Barington is subject to the 2005 Agreement with the Company dated February 6, 2005, the terms of which are described in Item 4, which among other things amends the 2003 Agreement. A copy of the 2005 Agreement is attached as Exhibit
99.3 to this Statement and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit No.       Exhibit Description

99.1 Agreement among Register.com, Inc., Barington Companies Equity Partners, L.P. and certain other parties dated June 9, 2003. Incorporated by reference to Exhibit 10.42 to the Company's Form 8-K filed with the SEC on June 10, 2003.

99.2 Securities Purchase Agreement among Jewelcor Management, Inc., Seymour Holtzman, Barington Capital Group, L.P., James A. Mitarotonda and Ramius Securities, LLC dated as of May 13, 2004. (Filed as an exhibit to Schedule 13D filed with the SEC on May 25, 2004.)

99.3              Agreement, dated February 6, 2005, between Register.com, Inc.
                  and Barington Companies Equity Partners, L.P.

99.4 Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Companies

                  Offshore Fund, Ltd. (BVI), Barington Companies Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James Mitarotonda, Parche, LLC, Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss dated February 8 (which supersedes and replaces the Agreement of Joint Filing dated March 22, 2004, as previously filed as an exhibit to the initial Schedule 13D filed with the SEC on March 22, 2004).

                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: February 9, 2005

                                        BARINGTON COMPANIES EQUITY
                                        PARTNERS, L.P.
                                        By: Barington Companies Investors, LLC,
                                            its general partner

                                        By: /s/ James A. Mitarotonda
                                            ------------------------------------
                                        Name:  James A. Mitarotonda
                                        Title: Managing Member


                                        BARINGTON COMPANIES INVESTORS, LLC

                                        By: /s/ James A. Mitarotonda
                                            ------------------------------------
                                        Name:  James A. Mitarotonda
                                        Title: Managing Member

                                        /s/ James A. Mitarotonda
                                        ----------------------------------------
                                        James A. Mitarotonda


                                        BARINGTON COMPANIES OFFSHORE FUND,
                                        LTD. (BVI)

                                        By: /s/ James A. Mitarotonda
                                            ------------------------------------
                                        Name:  James A. Mitarotonda
                                        Title: Manager


                                        BARINGTON COMPANIES ADVISORS, LLC

                                        By: /s/ James A. Mitarotonda
                                            ------------------------------------
                                        Name:  James A. Mitarotonda
                                        Title: Managing Member

                                        BARINGTON CAPITAL GROUP, L.P.
                                        By: LNA Capital Corp., its general
                                            partner

                                        By: /s/ James A. Mitarotonda
                                            ------------------------------------
                                        Name:  James A. Mitarotonda
                                        Title: President and CEO


                                        LNA CAPITAL CORP.

                                        By: /s/ James A. Mitarotonda
                                            ------------------------------------
                                        Name:  James A. Mitarotonda
                                        Title: President and CEO


                                        PARCHE, LLC
                                        By: Admiral Advisors, LLC, its
                                            managing member

                                        By: /s/ Jeffrey M. Solomon
                                            ------------------------------------
                                        Name:  Jeffrey M. Solomon
                                        Title: Authorized Signatory


                                        STARBOARD VALUE & OPPORTUNITY FUND, LLC
                                        By: Admiral Advisors, LLC, its
                                            managing member

                                        By: /s/ Jeffrey M. Solomon
                                            ------------------------------------
                                        Name:  Jeffrey M. Solomon
                                        Title: Authorized Signatory


                                        ADMIRAL ADVISORS, LLC
                                        By: Ramius Capital Group, LLC, its
                                            sole member

                                        By: /s/ Jeffrey M. Solomon
                                            ------------------------------------
                                        Name:  Jeffrey M. Solomon
                                        Title: Authorized Signatory

                                        RAMIUS CAPITAL GROUP, LLC
                                        By: C4S & Co., LLC, its Managing Member

                                        By: /s/ Jeffrey M. Solomon
                                            ------------------------------------
                                        Name:  Jeffrey M. Solomon
                                        Title: Managing Member


                                        C4S & CO., LLC

                                        By: /s/ Jeffrey M. Solomon
                                            ------------------------------------
                                        Name:  Jeffrey M. Solomon
                                        Title: Managing Member


                                        /s/ Peter A. Cohen
                                        ----------------------------------------
                                        Peter A. Cohen


                                        /s/ Morgan B. Stark
                                        ----------------------------------------
                                        Morgan B. Stark


                                        /s/ Jeffrey M. Solomon
                                        ----------------------------------------
                                        Jeffrey M. Solomon


                                        /s/ Thomas W. Strauss
                                        ----------------------------------------
                                        Thomas W. Strauss

                                   SCHEDULE I

     Directors and Officers of Barington Companies Offshore Fund, Ltd. (BVI)

Name and Position          Principal Occupation            Principal Business Address
-----------------          --------------------            --------------------------
James A. Mitarotonda       Chairman of Barington           888 Seventh Avenue
Director and President     Capital Group, L.P.             17th Floor
                                                           New York, NY 10019

Sebastian E. Cassetta      Executive Vice President and    888 Seventh Avenue
Director                   Chief Operating Officer of      17th Floor
                           Barington Capital Group, L.P.   New York, NY 10019

Edith Conyers              General Manager of Forum        Washington Mall 1, 3rd Flr.
Director                   Fund Services, Ltd.             22 Church Street
                                                           Hamilton HM11, Bermuda

Graham Cook                Director/Manager, Corporate     Bison Court
Director                   Services of Byson Financial     P.O. Box 3460
                           Services, Ltd.                  Road Town, Tortola
                                                           British Virgin Islands

Forum Fund Services, Ltd.  Fund Administration             Washington Mall 1, 3rd Flr.
Secretary                                                  22 Church Street
                                                           Hamilton HM11, Bermuda

Melvyn Brunt               Chief Financial Officer of      888 Seventh Avenue
Treasurer                  Barington Capital Group, L.P.   17th Floor
                                                           New York, NY 10019

                                   SCHEDULE II

                          Officers of LNA Capital Corp.

Name and Position      Principal Occupation           Principal Business Address
-----------------      --------------------           --------------------------

James A. Mitarotonda   Chairman of Barington          888 Seventh Avenue
President and CEO      Capital Group, L.P.            17th Floor
                                                      New York, NY 10019

Sebastian E. Cassetta  Executive Vice President and   888 Seventh Avenue
Secretary              Chief Operating Officer of     17th Floor
                       Barington Capital Group, L.P.  New York, NY 10019

Melvyn Blunt           Chief Financial Officer of     888 Seventh Avenue
Treasurer              Barington Capital Group, L.P.  17th Floor
                                                      New York, NY 10019

                                   SCHEDULE A

      This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by Barington Companies Equity Partners, L.P. and Barington Companies Offshore Fund, Ltd. (BVI) within the 60 days prior to March 22, 2004, the date of the filing of the initial Schedule 13D with the SEC. All transactions were effectuated in the open market through a broker.

Shares purchased by Barington Companies Equity Partners, L.P.

                Number of
Date             Shares          Price Per Share           Cost(1)
----            ---------        ---------------           -------

3/10/04           3,866               $5.47               $ 21,147
3/10/04           5,493               $5.47               $ 30,046
3/11/04          26,666               $5.56               $149,329
3/11/04          59,321               $5.56               $329,824
3/12/04          12,000               $5.59               $ 67,080
3/15/04             627               $5.49               $  3,442

----------

(1)   Excludes commissions and other execution-related costs.

Shares purchased by Barington Companies Offshore Fund, Ltd. (BVI)

                Number of
Date             Shares          Price Per Share           Cost(2)
----            ---------        ---------------           -------
3/10/04             967               $5.47               $  5,289
3/10/04           1,373               $5.47               $  7,510
3/11/04           6,660               $5.56               $ 37,029
3/11/04          14,829               $5.56               $ 82,449
3/12/04           3,000               $5.59               $ 16,680
3/15/04             627               $5.49               $  3,442

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(2)   Excludes commissions and other execution-related costs.